 Exhibit (a)(1)(vi)
Virtus Total Return Fund
c/o Virtus Investment Advisers, Inc.
100 Pearl Street
Hartford, CT 06103
Dear Shareholder:
At meetings held on September 23, 2016 and December 1, 2016, the Board of Trustees (the “Board”) of Virtus Total Return Fund (the “Fund”) voted in favor of a proposal to conduct an unconditional tender offer for cash at a price equal to 99% of the Fund’s net asset value per share (“NAV”). The tender offer will be for up to 40% of the Fund’s outstanding shares of common stock, par value $0.001 per share (the “Shares”).
Accordingly, the Fund is hereby commencing an offer to purchase up to 40% of the Fund’s outstanding Shares for cash at a price equal to 99% of the Fund’s NAV as of the close of regular trading on the New York Stock Exchange (“NYSE”) on March 15, 2017 or the last business day through which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the “Offer”).
The Offer is intended to provide tendering Shareholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund’s Shares. The deadline for participating in the Offer is 11:59 p.m., New York time, March 15, 2017, or such later date through which the Offer is extended.
Shareholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted on or about March 22, 2017, unless the Offer is extended.
If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.
As of January 31, 2017, the Fund’s NAV was $4.79 and 27,466,109.24 Shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at 1-800-932-9864.
Neither the Fund nor its Board is making any recommendation to any Shareholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson LLC, the Fund’s Information Agent, at 1-800-932-9864.
Very truly yours,
William J. Renahan
Vice President, Chief Legal Officer and Secretary
February 15, 2017